UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒       Preliminary Proxy Statement

☐       Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐       Definitive Proxy Statement

☐       Definitive Additional Materials

☐       Soliciting Material Under Rule 14a-12

CANO HEALTH, INC.
(Name of Registrant as Specified in Its Charter)

itc rumba, llc egge, llc eg advisors, llc JAWS EQUITY OWNER 146, LLC Elliot cooperstone lewis gold Barry S. Sternlicht
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee paid previously with preliminary materials

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 22, 2023

ITC RUMBA, LLC

_________, 2023

Dear Fellow Cano Health Stockholder:

Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht (together with the other participants in this solicitation, the “Former Directors Group” or “we”) are the collective beneficial owners of an aggregate of 27,202,209 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Cano Health, Inc. (“Cano” or the “Company”) including 7,844,639 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants (as defined and described in the attached Proxy Statement), and 161,172,923 shares of Class B Common Stock, $0.0001 par value per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which represents approximately 34.6% of the outstanding shares of Common Stock, making us the largest combined stockholder of the Company.

The three of us recently resigned from Cano’s Board of Directors (the “Board”) after the incumbent Board majority suddenly excluded us from boardroom deliberations on key matters following our calls for enhanced corporate governance, improved capital allocation and financial controls, and a more sustainable long-term strategy. Our efforts were brushed aside despite the rapid deterioration of Cano’s balance sheet and market capitalization over the past 20 months. In our view, Dr. Marlow Hernandez, Cano’s Chief Executive Officer, and his close associates on the Board left us with no choice other than to resign as directors, form a “group” and start advocating for stockholders’ best long-term interests from outside the boardroom. We have an intimate understanding of Cano’s business and a strong vested interest in seeing the Company unlock its full potential. We remain steadfast in our belief that Cano is a great business whose prospects are being significantly and negatively impacted by conflicted and entrenched leadership that has for too long put its own interests before those of stockholders.

There is significant value trapped within Cano’s languishing shares. Unfortunately, as previously undisclosed related-party transactions, stock pledges and other troubling agreements and arrangements have recently come to light, we have lost faith in the remaining Board’s ability to effectively and objectively oversee management as it pursues a highly questionable strategy. Specifically, we are deeply concerned by the Board’s failure to take any substantive action with respect to recent disclosures of a series of disturbing related-party transactions involving Dr. Hernandez and other employees at Cano.

Given these concerning recent developments, we demanded that the Board do the right thing and reopen the nomination and stockholder proposal window under the Company’s By-laws so that stockholders would be able to facilitate the reconstitution of an ineffective, conflicted Board at the Annual Meeting (as defined below) and the removal of one or more directors for cause under Delaware law. The current Board never responded to our request, forcing us to commence an action in the Court of Chancery of the State of Delaware (the “Court”) seeking to compel the Company to reopen the window for stockholder nominations and proposals and reschedule the date of the Annual Meeting to give stockholders enough time to consider our slate.

The Company has advanced the date of the Annual Meeting to June 15, 2023, leaving very little time between the Court’s anticipated ruling and the Annual Meeting. We have decided to launch a “withhold campaign” to ensure that, regardless of our litigation, stockholders have an opportunity to have their voices heard and send a clear message to Cano’s Board and management at this year’s Annual Meeting. Of course, if we are successful in our court proceedings, you will have a chance to vote for our independent director candidates at a newly-scheduled annual meeting, as well as a proposal we intend to put forth to remove Dr. Hernandez and potentially other incumbent directors for cause under Delaware law.

We contend that the Board needs a significant overhaul of its membership and committee chairs. Therefore, we are urging stockholders to vote WITHHOLD with respect to the election of Dr. Alan Muney and Ms. Kim M. Rivera as Class II directors at the Company’s annual meeting of stockholders scheduled to be held virtually at https://www.cesonlineservices.com/cano23_vm on June 15, 2023, commencing at 1:00 p.m. (Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). While even a strong WITHHOLD vote on these two Company nominees will not prevent their election given the Company’s plurality voting standard, we believe it would send a clear message of stockholder dissatisfaction with the Company’s current leadership.

We urge you to take action to demonstrate to the Board that a vast majority of the Company’s stockholders are fed up with the value-destructive status quo at Cano. Should there be a resounding referendum for change at the Annual Meeting, we urge the Board to immediately engage with us to reconstitute the Board in a manner that adds necessary experience and independence while reducing interlocks and potential conflicts of interest.

For the reasons set forth in the attached Proxy Statement, we believe immediate change to the Board is required to address the Company’s continued underperformance, to improve poor transparency to stockholders and to restore stockholders’ confidence in the Company and the Board. We are prepared to immediately engage with the Board on a logical refresh and have identified candidates with substantial experience in corporate governance, capital allocation, M&A, finance and audit matters, as well as decades of experience in the healthcare services sector. We intend to deliver a notice of stockholder nomination of two highly qualified director candidates for election at the Annual Meeting and stand ready to solicit for their election in the event we are successful in our Delaware litigation. In addition to seeking the election of two highly qualified director nominees, we also intend to seek the removal of Dr. Hernandez for cause in the event the Court reopens the window for stockholder nominations and proposals.

By voting WITHHOLD on the election of Dr. Muney and Ms. Rivera, stockholders will be sending the Board a clear message that the status quo is unacceptable. Our withhold campaign is a platform for stockholders to express their views regarding Cano and make their voices heard that change is necessary regarding Board composition, CEO-level management and accountability at our Company. Your WITHHOLD vote on the election of Dr. Muney and Ms. Rivera will serve as a referendum on the Board’s performance and signal that stockholders demand real change at Cano. We have an all-important opportunity as stockholders to have our voices heard at the upcoming Annual Meeting.

We note that the election of directors at Cano is governed by a plurality vote standard, meaning that as long as a quorum is present at the Annual Meeting and Dr. Muney and Ms. Rivera receive at least one vote in support of their election, your WITHHOLD vote will not prohibit their election because they are running unopposed. However, in our view, any incumbent director who does not receive a majority of the votes cast to support his or her re-election should listen to Cano’s stockholders and immediately tender his or her resignation to the Board. We believe it would violate the spirit of proper corporate governance if the Board permits the re-election of Dr. Muney and/or Ms. Rivera in the event either director receives more WITHHOLD votes than for votes cast with respect to his or her election.

We urge you to carefully consider the information contained in the attached Proxy Statement and support our efforts by signing, dating and returning the enclosed GREEN proxy card today. The attached Proxy Statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about [_____], 2023.

If you have already voted for the incumbent slate, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact HKL & Co., LLC, which is assisting us, at its address and toll-free numbers listed on the following page.

Thank you for your support,

Elliot Cooperstone Lewis Gold Barry S. Sternlicht

If you have any questions, require assistance in voting your GREEN proxy card,

or need additional copies of the Former Directors Group’s proxy materials,

please contact:

3 Columbus Circle, 15th Floor

 New York, NY 10019

Stockholders call toll free at +1 (800) 326-5997

Email: CANO@hklco.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 22, 2023

2023 ANNUAL MEETING OF STOCKHOLDERS
OF

CANO HEALTH, INC.
_________________________

PROXY STATEMENT
OF
itc rumba, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht (together, the “Former Directors” or “we”) and the other participants in this solicitation (together with the Former Directors, the “Former Directors Group”) are significant stockholders of Cano Health, Inc. (“Cano” or the “Company”), beneficially owning an aggregate of 27,202,209 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), including 7,844,639 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants (as defined and described below), and 161,172,923 shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which represents approximately 34.6% of the outstanding shares of Common Stock as of the date hereof, making us the largest combined stockholder of the Company. We are seeking your support at the Company’s 2023 annual meeting of stockholders scheduled to be held virtually at https://www.cesonlineservices.com/cano23_vm on June 15, 2023, commencing at 1:00 p.m. (Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), to vote WITHHOLD with respect to the election of Dr. Alan Muney and Ms. Kim M. Rivera (the “Company Nominees”) to the Company’s Board of Directors (the “Board”) as Class II directors. This Proxy Statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about [_____], 2023.

Our GREEN proxy card will also allow stockholders to vote on the following proposals that are being presented by the Company for stockholder consideration at the Annual Meeting:

•	An advisory, non-binding vote regarding the compensation of the Company's named executive officers for the 2022 fiscal year;

•	The Company’s proposal (the “ Reverse Stock Split Proposal”) to amend the Company’s Certificate of Incorporation (the “Charter”) to effect (a) a reverse stock split of the Company’s authorized, including both issued and outstanding and unissued, (i) Class A Common Stock at a ratio of 1-to-15, and (ii) Class B Common Stock at a ratio of 1-to-15, with the Board having the right to adjust each such ratio, acting in its sole discretion and in the Company’s best interest, down to 1-to-5 and up to 1-to-30, inclusive (the “Reverse Split Ratio”) and, (b) an adjustment to the par value of the Common Stock such that the par value of the respective class equals their current par value divided by the Reserve Split Ratio (the “Reverse Stock Split”), without further approval or authorization of the Company’s stockholders, during a period of time not to exceed the 1-year anniversary of the date on which the Reverse Stock Split is approved by the Company’s stockholders at the Annual Meeting, subject to the Board’s authority to abandon the Reverse Stock Split at any time or to delay or postpone it;

•	The ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023; and

•	Such other business as may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

The Company has disclosed that the Annual Meeting will be conducted virtually via live audio webcast. In order to attend the Annual Meeting online and submit written questions during the Annual Meeting, you must register in advance by visiting https://www.cesonlineservices.com/cano23_vm. Please see the “Attending the Annual Meeting Virtually On the Internet” section of this Proxy Statement for more information.

As of the date hereof, ITC Rumba, LLC, a Delaware limited liability company (“ITC Rumba”), EGGE, LLC, a Florida limited liability company (“EGGE”), EG Advisors, LLC, a Florida limited liability company (“EG Advisors”), Jaws Equity Owner 146, LLC, a Delaware limited liability company (“Jaws Equity Owner”) and the Former Directors (each a “Participant” and, collectively, the “Participants”), collectively own 27,202,209 shares of Class A Common Stock, including 7,844,639 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants, and 161,172,923 shares of Class B Common Stock (the “Former Director Shares”). We intend to vote the Former Director Shares WITHHOLD with respect to the election of both of the Company Nominees up for election at the Annual Meeting, [AGAINST] the advisory vote regarding the compensation of the Company’s named executive officers for the 2023 fiscal year, [AGAINST] the Reverse Stock Split Proposal and FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023, as described herein.

Please note that the Company Nominees are not the nominees of the Former Directors Group, and, accordingly, they are not participants in this solicitation. We can provide no assurance that any of the Company Nominees will serve as directors if elected.

The Company has set the close of business on May 8, 2023 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 9725 NW 117th Avenue, Miami, Florida 33178. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were approximately 278,925,591 shares of Class A Common Stock outstanding and approximately 257,145,729 shares of Class B Common Stock outstanding.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today.

THIS SOLICITATION IS BEING MADE BY THE FORMER DIRECTORS GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH the Former Directors Group IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE FORMER DIRECTORS GROUP URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD TO WITHHOLD YOUR VOTES FROM THE ELECTION OF DR. ALAN MUNEY AND MS. KIM M. RIVERA TO THE BOARD AT THE ANNUAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GREEN proxy card are available at

www.[_____________________].com

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Former Directors Group urges you to sign, date, and return the enclosed GREEN proxy card today to withhold votes from the election of the Company Nominees to the Board [and in accordance with the Former Directors Group’s recommendations on the other proposals on the agenda for the Annual Meeting.]

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to the Former Directors Group, c/o HKL & Co., LLC (“HKL”) in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions, with respect to the election of directors and the advisory vote regarding the compensation of the Company’s named executive officers.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting instruction form.

•	You may vote your shares in person at the Annual Meeting. Even if you plan to attend the Annual Meeting in person, we recommend that you submit your GREEN proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company, as it will revoke any proxy card you may have previously sent to us. So please make sure that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions, require assistance in voting your GREEN proxy card,

or need additional copies of the Former Directors Group’s proxy materials,

please contact:

3 Columbus Circle, 15th Floor

New York, NY 10019

Stockholders call toll free at +1 (800) 326-5997

Email: CANO@hklco.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	Since June 2021, when the merger of JAWS Acquisition Corp. with Cano was consummated, and Cano officially became a public company, the Former Directors worked tirelessly to support the Company's mission and help its transition to a public company. During their service on the Board, they sought to work constructively with the other directors. Unfortunately, it became increasingly apparent to them that the majority of the Board was unwilling to adopt and implement best practices to effectively oversee management and take measures to enhance stockholder value.

•	In mid-January 2023, Cano’s Chief Financial Officer, Brian D. Koppy, and Chief Accounting Officer, Mark Novell, notified members of the Board that they were concerned about whether related-party transactions and conflicts of interest, including multiple loans to Dr. Hernandez and his possible pledging of stock, were required to be reported in the Company’s filings with the Securities and Exchange Commission (“SEC”). Messrs. Koppy and Novell were so concerned by Dr. Hernandez’s undisclosed dealings that they expressed a potential unwillingness to sign the Company’s Annual Report on Form 10-K for fiscal year 2022 (the “2022 10-K”) unless they received an opinion from counsel.

•	Under pressure from the Former Directors, and in light of Messrs. Koppy and Novell’s potential unwillingness to sign the 2022 10-K, in or around February 2023, the law firm, Weil Gotshal & Manges LLP (“Weil”) conducted an investigation of Dr. Hernandez’s related-party transactions, with a focus on certain borrowing and pledging activities.

•	As the investigation developed, the Former Directors started to have concerns that their views were not being adequately considered by their then-fellow directors, and that, in their view, the majority of the Board exhibited an unwillingness to hold management accountable. Instead, the majority of the Board appeared to demonstrate an inappropriate fealty to Chief Executive Officer Dr. Hernandez, who was also at that time the Chairman of the Board.

•	On March 7, 2023, Weil presented an interim oral report of its findings to the Board. Weil reported that it found Dr. Hernandez’s borrowing and pledging activities to be “egregious violations of the Company’s code of conduct” and that his activities required remediation. Specifically, the Former Directors learned at this meeting that Dr. Hernandez had received a $30 million loan in February 2022 from Robert Camerlinck (an individual who had sold his company to Cano and was later in 2022 promoted to Chief Operating Officer of Cano) and that this loan was secured by Dr. Hernandez’s personal assets, and guaranteed by the personal assets of two current and one former Cano executives. Separately, Weil also reported that Dr. Hernandez had also borrowed approximately $4 million and $4.7 million from individuals whose families had sold businesses to Cano, and that these loans were in or near default.

•	Also on March 7, 2023, in response to Weil’s interim report, the Former Directors called for immediate action to bring full transparency and accountability with respect to Dr. Hernandez’s conduct; the other directors, however, refused to recommend any meaningful disciplinary action against Dr. Hernandez, despite Weil’s findings.

•	At or around the March 7, 2023 board meeting, Mr. Sternlicht voiced his concerns about the Board’s unwillingness to hold Dr. Hernandez accountable and prioritize the best interest of stockholders, and that such concerns were causing him to contemplate resigning from the Board.

•	On March 17, 2023, the Board called a video meeting. At the meeting, and over the objections of Mr. Cooperstone and Dr. Gold, the remaining directors formed a Special Committee of the Board (the “Special Committee”) purportedly in response to Mr. Sternlicht’s plan to resign and disclose his criticisms of the Company’s leadership, including, without limitation, members of the Board and management. Despite the narrow scope of the purported purpose of the Special Committee, the Special Committee was granted expansive authority in its Charter.

•	From March 17, 2023 through March 30, 2023, the Special Committee abandoned all pretenses that it was formed simply for the purpose of handling Mr. Sternlicht’s potential resignation; the Special Committee instead used the vast authority set forth in its charter to sideline the Former Directors, effectively creating a “shadow board” of the Company that excluded the Former Directors. In our view, this “shadow board” precluded the Former Directors from discharging their fiduciary duties and participating in the oversight of the Company.

•	On March 30, 2023, Weil delivered another interim oral report to the Board regarding related-party transactions between Dr. Hernandez’s father, Jose Hernandez, and the Company, that appeared to have been conducted without the proper vetting of conflicts of interest or the making of required related-party disclosures. Despite the fact that there was evidence of troubling transactions, including facts demonstrating that Dr. Hernandez had not been truthful to the Board about the Company’s dealings with his father, and despite the fact that Weil advised that further investigation was needed, the Special Committee refused to meaningfully discipline Dr. Hernandez, and instead told the Former Directors that the Weil investigation was concluded and that the Company was “moving on.”

•	Concerned about the numerous problems uncovered by the Weil investigation and unable to take action consistent with their fiduciary duties because they had been excluded by the Special Committee that was acting as a “shadow board,” Messrs. Sternlicht, Cooperstone and Dr. Gold felt that they had no choice but to resign as directors from the Board and tendered their resignations from the Board that day.

•	On April 2, 2023, shortly after their resignation, Messrs. Sternlicht, Cooperstone and Dr. Gold formed a group pursuant to which they agreed to act together to pursue change at the Company to enhance stockholder value. Accordingly, between April 3, 2023 and April 5, 2023, each of them filed a respective Schedule 13D or amendment thereto, as applicable, to which they attached their respective letters of resignation from the Board, and disclosing the group’s beneficial ownership of approximately 34.6% of the outstanding shares of Common Stock as of the dates thereof.

•	On April 6, 2023, seemingly in response to the pressure from the Former Directors’ resignations and formation of a group to advocate on behalf of stockholders, Dr. Hernandez filed Amendment No. 3 to his Schedule 13D disclosing that on April 5, 2023, he, his entity (Hernandez Borrower Holdings LLC), Mr. Richard Aguilar (Cano’s Chief Clinical Officer), Mr. Jason Conger (Cano’s Chief Growth Officer) and Mr. Rick Sanchez (Cano’s former Chief Marketing Officer), entered into a Stock Purchase and Repayment Agreement (the “Repayment Agreement”) with Mr. Camerlinck (Cano’s Chief Operating Officer). Messrs. Aguilar and Congers directly report to Dr. Hernandez. Pursuant to the Repayment Agreement, an aggregate of 20 million shares of the Company’s Common Stock were transferred to Mr. Camerlinck, including 8,536,936 shares of Class B Common Stock from Dr. Hernandez. According to the filing, this transfer of shares was for the repayment and in satisfaction of Dr. Hernandez’s obligations under a previously undisclosed secured promissory note in the amount of $30 million (the “Camerlinck Note”) (the proceeds of which were used by Dr. Hernandez to pay off his previous debt incurred under a margin loan agreement, as disclosed in the Schedule 13D amendment).

•	On April 7, 2023, the Company filed an amendment to its 2022 10-K (the “Amended 10-K”) to include the information required under Part III. Notably, the Amended 10-K disclosed, for the first time, that the Company had several general contract arrangements with Mr. Hernandez’s father, whereas the Company had previously only disclosed that these general contractor arrangements were made with an entity controlled by an unnamed family member of Dr. Hernandez.

•	On April 8, 2023, in what the Former Directors viewed as an attempt to silence them, counsel to the Company sent a letter to the Former Directors alleging certain breaches of confidentiality with respect to Dr. Gold’s Schedule 13D filing (the “April 8 Letter”), threatening litigation against all three Former Directors and demanding a response within less than 24 hours.

•	On April 10, 2023, the Former Directors issued an open letter to their fellow stockholders (the “April 10 Letter”) reiterating their belief that there is an urgent need for leadership and strategy changes at the Company and calling on the Company to provide clear and fulsome disclosures about Dr. Hernandez’s conduct and any related-party transactions.

•	On April 10 and April 11, 2023, the Former Directors filed amendments to their respective Schedule 13D filings disclosing the issuance of the April 10 Letter.

•	On April 11, 2023, counsel to Dr. Gold sent a letter to counsel to the Company disagreeing with the assertions in the April 8 Letter.

•	On April 14, 2023, the Former Directors delivered a letter to Cano’s outside counsel at Weil (the “April 14 Letter”), requesting that the Board waive the advance notice provision under the Company’s By-laws (the “Bylaws”) and reopen the window to nominate and submit business proposals. Neither Weil nor the Board responded to the April 14 Letter.

•	On April 17, 2023, the Company issued a press release announcing that Solomon “Sol” Trujillo had been appointed as Chairman of the Board replacing Dr. Hernandez in that role. The Company also announced that Dr. Hernandez would continue to serve as a director of the Board and as Chief Executive Officer.

•	Also on April 17, 2023, the Company issued an open letter to stockholders.

•	Also on April 17, 2023, the Former Directors issued a press release publicly urging the Company to reopen the window for nominating director candidates and submitting business proposals at the Annual Meeting given the then-recent disclosures concerning Dr. Hernandez’s loans and the appointment of Mr. Trujillo as Chairman of the Board.

•	On April 17 and April 18, 2023, the Former Directors filed amendments to their respective Schedule 13D filings disclosing the issuance of the April 14 Letter.

•	On April 26, 2023, the Former Directors issued another open letter to their fellow stockholders (the “April 26 Letter”) voicing their concerns that the appointment of Mr. Trujillo represented a self-interested entrenchment maneuver and highlighting the Company’s continued unwillingness to address the related-party issues. In the April 26 Letter, the Former Directors noted that Mr. Trujillo had – and continues to have – dealings with Cano and significant ties to other Board members that call into question his independence, including that Cano, which has been in dire financial shape, recently spent hundreds of thousands of dollars sponsoring a 2022 conference put on by L’Attitude, LLC, where Mr. Trujillo is Managing Partner.[1]

1 See https://lattitude.net/sponsor-experiences/

•	On April 26 and April 27, 2023, the Former Directors filed amendments to their respective Schedule 13D filings disclosing the issuance of the April 26 Letter.

•	On April 28, 2023, the Former Directors filed a complaint against the current members of the Board and the Company (as a nominal defendant) (collectively, the “Defendants”) for declaratory and injunctive relief (the “Nomination/Proposal Window Litigation”) in the Court of Chancery of the State of Delaware (the “Court”) seeking, among other things, an order of the Court compelling the Company to reopen the window to nominate and submit business proposals under the Bylaws at the Annual Meeting. The Former Directors filed the complaint after receiving no response from the Board or the Company regarding their April 14 Letter requesting that the Company reopen the nomination and business proposal window in light of the significant and material issues that transpired after the window closed. Those significant and material issues include previously undisclosed self-dealing and related-party transactions, an internal investigation regarding management conduct, a myriad of other corporate governance failures, and the resignations of the Former Directors caused by the Board’s failure to further investigate or discipline Dr. Hernandez and the Board’s conduct in forming the Special Committee preventing the Former Directors from exercising their fiduciary obligations. Given the proximity to the Annual Meeting, which was then expected to be held on June 28, 2023, the Former Directors also filed a motion to expedite the Nomination/Proposal Window Litigation (the “Motion to Expedite”) to permit the Court to hear this matter prior to the Company’s Annual Meeting.

•	On May 1, 2023, the Former Directors learned that Cano had indicated to banks and brokers in connection with SEC Rule 14a-13 that it may be advancing the Annual Meeting date by two weeks, from June 28 to June 15, 2023. This appeared to be in direct response to the filing of the Complaint for the Nomination/Proposal Window Litigation. The Former Directors therefore filed a motion for a preliminary injunction to enjoin holding the Annual Meeting on June 15, 2023.

•	On May 2 and May 3, 2023, the Former Directors filed amendments to their respective Schedule 13D filings disclosing the Nomination/Proposal Window Litigation.

•	On May 5, 2023, the Court held a hearing on and granted the Former Directors’ Motion to Expedite and scheduled a preliminary injunction hearing for June 9, 2023 or June 13, 2023. The Former Directors and the Defendants in the Nomination/Proposal Window Litigation have since agreed to proceed on June 9, 2023. At the hearing, the Court will decide whether to enjoin the Company and its Board from holding the Annual Meeting as scheduled, whether to reopen the advance notice window to permit the Former Directors to make director nominations and a proposal to remove one or more directors in light of the significant and material developments that post-date the Company’s current advance notice deadline and whether to postpone the Annual Meeting to provide time for the Former Directors to solicit proxies.

•	On May 10, 2023, the Former Directors filed a Preliminary Proxy Statement.

•	On May 11, 2023, the Company filed a copy of its preliminary proxy card.

•	Also on May 11, 2023 the Former Directors delivered a letter to the Company and the Company’s counsel pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) requesting certain stockholder list materials and related information (the “220 Demand”).

•	Also on May 11, 2023, the Former Directors Group issued a press release and open letter to stockholders (the “May 11 Letter”) announcing the launch of their withhold campaign so that regardless of the outcome of the Nomination/Proposal Window Litigation, stockholders can make their voices heard at the Annual Meeting.

•	On May 12 and May 15, 2023, the Former Directors filed amendments to their respective Schedule 13D filings disclosing the filing of their Preliminary Proxy Statement and the initiation of their withhold campaign, and the Former Directors’ intention to nominate two highly-qualified individuals for election to the Board at the Annual Meeting and submit a shareholder proposal seeking the removal of Dr. Hernandez and potentially other incumbent directors for cause in the event the Court reopens the window for stockholder nominations and proposals in connection with the Nomination/Proposal Window Litigation.

•	On May 15, 2023, the Company filed a revised preliminary proxy statement.

•	On May 18, 2023, the Former Directors Group delivered a letter to the Company (the “Nomination and Proposal Notice”) nominating Joseph Berardo, Jr. and Guy P. Sansone (the “Former Directors’ Nominees”) as candidates for election to the Board at the Annual Meeting and submitting a stockholder proposal to remove Dr. Marlow Hernandez from the Board for cause at the Annual Meeting (the “Removal Proposal”), pending the resolution of the Nomination/Proposal Window Litigation.

•	On May 18, 2023, the Former Directors Group issued a press release (the “May 18 Press Release”) announcing that it had nominated the Former Directors Nominees for election to the Board and submitted the Removal Proposal for consideration at the Annual Meeting pending the resolution of the Nomination/Proposal Window Litigation. In the May 18 Press Release, the Former Directors Group reiterated its significant concerns and detailed its case for urgent change at the Company.

•	On May 18, 2023, the Former Directors Group and the Former Directors Nominees entered into that certain Joint Filing and Solicitation Agreement pursuant to the Former Directors’ solicitation with respect to the nomination of director candidates at the Annual Meeting, as defined and described elsewhere in this Preliminary Proxy Statement.

•	On May 19, 2023 the Former Directors filed amendments to their respective Schedule 13D filings disclosing the submission of the Nomination and Proposal Notice and the issuance of the May 18 Press Release.

•	On May 19, 2023, counsel to the Company responded to the 220 Demand.

•	On May 22, 2023, the Company filed its definitive proxy statement.

•	Also on May 22, 2023, the Former Directors filed this Revised Preliminary Proxy Statement.

REASONS FOR THE SOLICITATION

URGENT BOARDROOM CHANGE IS NEEDED AT CANO

YOU HAVE AN OPPORTUNITY TO SEND THE BOARD AND MANAGEMENT A LOUD AND CLEAR MESSAGE THAT STOCKHOLDERS WILL NOT TOLERATE THE VALUE-DESTRUCTIVE STATUS QUO

We are former directors of Cano and the largest collective stockholder of the Company. As a result, we have a deep understanding of Cano’s business and a strong vested interest in seeing the Company unlock its full potential. We remain steadfast in our belief that Cano is a great business whose prospects are being significantly and negatively impacted by conflicted and entrenched leadership that has for too long put its own interests before those of stockholders.

There is significant value trapped within Cano’s languishing shares. Unfortunately, as previously undisclosed related-party transactions, stock pledges and other troubling agreements and arrangements have recently come to light, we have lost faith in the remaining Board’s ability to effectively and objectively oversee management as it pursues a highly questionable strategy. Specifically, we are deeply concerned by the Board’s failure to take any substantive action with respect to recent disclosures of a series of disturbing related-party transactions involving CEO Dr. Hernandez and other employees at Cano. We believed immediate disciplinary action was warranted and, when our concerns were ignored by our fellow directors who are apparently beholden to Dr. Hernandez and after being excluded from key boardroom deliberations, we had no choice but to resign in order to more effectively advocate for the clear change we believe is critically needed at Cano.

Given these concerning material recent developments, we demanded that the Board do the right thing and reopen the nomination and stockholder proposal window under the Bylaws so that stockholders would be able to elect alternative highly qualified, independent directors at the Annual Meeting and vote on a proposal we would bring to remove Dr. Hernandez and potentially one or more other directors for cause under Delaware law. Unfortunately, the current Board never responded to our request, and we were forced to commence the Nomination/Proposal Window Litigation to compel the Company to reopen the window for stockholder nominations and proposals. We have also since submitted the Nomination and Proposal Notice, nominating two highly qualified director candidates and a proposal to remove Dr. Hernandez from the Board for cause. Despite feeling strongly that our litigation claims are meritorious, we are unable to guarantee the success of our litigation efforts and are now conducting this “withhold campaign” to ensure that stockholders have every opportunity to have their voices heard and send a clear message to Cano’s Board and management at this year’s Annual Meeting. While even a strong WITHHOLD vote on the two Company Nominees will not prevent their election given the Company’s plurality voting standard, we believe it would send a clear message of stockholder dissatisfaction with the Company’s current leadership. Of course, if we are successful in our court proceedings, you will have a chance to vote for our independent Board candidates at a newly-scheduled Annual Meeting as well as to vote to remove Dr. Hernandez for cause under Delaware law.

We are urging stockholders to WITHHOLD support with respect to the election of directors Dr. Alan Muney and Ms. Kim M. Rivera – the only two directors up for election this year under the Company’s classified Board structure. In our view, this year’s vote will serve as a broader referendum on the failures of the current Board to promote and protect the best interests of Cano’s stockholders, including its seeming unwillingness to effectively and objectively supervise Dr. Hernandez. We urge you to take action to demonstrate to the Board that a vast majority of the Company’s stockholders are fed up with the value-destructive status quo at Cano.

We contend that the Board needs a significant overhaul of its membership and committee chairs. Too many of the current directors lack prior experience in the healthcare services industry and do not possess skillsets critical to fulfill their roles. We are prepared to immediately engage with the Board on a logical refresh and have identified candidates with significant experience in corporate governance, capital allocation, M&A, finance and audit matters, as well as decades of experience in the healthcare services sector.

We are Deeply Concerned with Cano’s Inefficient Capital Allocation, Cash Burn and Misguided Strategic Development

Under the Board and management’s oversight, Cano stockholders have witnessed staggering value destruction. Cano’s total stockholder returns (“TSR”) are negative across every relevant horizon.2 This represents a massive underperformance relative to the S&P 500 Index, S&P Healthcare Sector Index, Russell 2000 and practically every possible peer.

	1 Year TSR	2 Year TSR	TSR Since IPO
Cano Health	-85.67%	-93.13%	-93.79%
SPX Index	-7.75%	6.66%	0.60%
S5HLTH Index	-3.70%	14.69%	10.08%
RTY Index	-11.63%	-16.77%	-19.57%

Compounding this underperformance, Cano has also burned through cash at an alarming rate. Cano had approximately $535 million of capital on its balance sheet when its de-SPAC transaction closed in June 2021 and subsequently raised approximately $1 billion of debt capital thereafter – however, Cano reported just over $32 million of unrestricted cash on its balance sheet as of March 31, 2023.3

We believe that Dr. Hernandez’s apparent outsized influence over the Board led the Company to pursue a misguided strategy that has been one of the key drivers of this swift destruction of value. In our view, Dr. Hernandez was able to push through ill-conceived business actions and acquisitions by leveraging his personal influence and providing incomplete and inaccurate information, as well as flawed projections, to the Board.

We believe that the Board and the Company have lost all credibility with their stockholders. The Company’s incomplete and untimely disclosures seem to have significantly contributed to poor share price performance for Cano’s stockholders.

We Have Significant Concerns Regarding the Company’s Lack of Transparency and Failure to Make Timely Disclosures

Until very recently, the extent of Dr. Hernandez’s connections to a series of Cano’s transactions was unknown. The Company has repeatedly failed to timely file its annual reports since going public and has had to amend such filings to correct previously inadequate disclosures. It was not until after the resignations of the Former Directors, and seemingly in direct response to our public pressure, that the Company filed the Amended 10-K to begin to attempt to correct disclosures concerning its related-party transactions.4 These disclosures confirmed that members of Dr. Hernandez’s family have long been involved in multiple transactions with the Company.

2 As of market close May 5, 2023.

3 See Cano’s Quarterly Report on Form 10-Q for the three months ending March 31, 2023 filed with the SEC on May 9, 2023.

4 See Cano’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ending December 31, 2022 filed with the SEC on April 7, 2023.

Specifically, the Amended 10-K disclosed for the first time that Dr. Hernandez’s mother, in addition to his brother (as previously disclosed), is an employee of Dental Excellence Partners, LLC (“Dental Excellence”), a company that is ultimately owned by Stephanie Hernandez, Dr. Hernandez’s spouse. Dental Excellence entered into a dental services agreement with Cano in April 2022 in connection with the sale of Dental Excellence to CD Support, LLC, a strategic partner of the Company, which appears to have netted the Hernandez family a substantial payday. Further, the Amended 10-K also disclosed that the Company has paid more than $23 million to a company controlled by Dr. Hernandez’s father (rather than an unnamed “family member,” as previously disclosed) for general contractor work at Cano’s facilities. The Amended 10-K also conspicuously removed the previous reference to such services being provided “as deemed necessary” from the description of these transactions. While such removal may have been inadvertent wordsmithing, we believe that Cano has proven that it does not deserve the benefit of the doubt. We have serious concerns whether these services are in fact needed or beneficial to the Company or just another way for Dr. Hernandez to enrich his family at the expense of Cano’s stockholders.

We also question whether the newly provided disclosures are in fact complete or if there are further related-party transactions that have not been disclosed. We believe stockholders, like us, have lost all trust in Cano’s disclosures and transparency.

We Contend That the Alarming Financial Arrangements between Top Executives and Directors of Cano Render the Board Unable to Objectively Oversee Management

We believe the Board is beholden to Dr. Hernandez and lacks sufficient separation to objectively and adequately oversee his performance. We also believe Dr. Hernandez’s recently disclosed financial arrangements and connections with other top current and former executives present concerning conflicts of interest and render him unable to effectively oversee their performance.

On April 6, 2023, Dr. Hernandez filed an amendment to his Schedule 13D disclosing, for the first time, that on February 28, 2022, he had issued the Camerlinck Note. The Camerlinck Note was only disclosed in connection with the disclosure of the entry into a Repayment Agreement by Dr. Hernandez, his entity Hernandez Borrower Holdings, LLC, Cano Chief Clinical Officer Richard Aguilar, Cano Chief Growth Officer Jason Conger and Rick Sanchez, who appears to be Cano’s former Chief Marketing Officer5 (Messrs. Aguilar, Conger and Sanchez signed the Repayment Agreement as guarantors), and Mr. Camerlinck, pursuant to which an aggregate of 20 million shares of the Company’s Class A and Class B Common Stock was transferred to Mr. Camerlinck in satisfaction of the Camerlinck Note. Notably, each of Messrs. Aguilar, Conger and Camerlinck, directly report to Dr. Hernandez. Pursuant to the Repayment Agreement, the shares of Class A and Class B Common Stock were valued at $1.50 per share, but there was no information as to how the valuation was determined. Astonishingly, to date, a copy of the Camerlinck Note has never been publicly filed, despite the Company’s and Dr. Hernandez’s disclosure obligations and its issuance more than 14 months prior to the Repayment Agreement’s execution. In addition, the Amended 10-K newly disclosed that the Company issued 25,386 shares of Class A Common Stock to Mr. Camerlinck as a finder’s fee in connection with the Company’s acquisition of Doctor’s Medical Center and its affiliates in 2021.

5 Rick Sanchez was referred to as the CMO of Cano on a Cano-sponsored segment that aired on local news on March 10, 2022 (link below) and certain press releases. However, it appears that neither the Company’s website nor SEC filings disclose Mr. Sanchez as being CMO of the Company since it has been public. Mr. Sanchez’s LinkedIn indicates that he was a Co-founder of Cano and the Chief Marketing Officer from March 2015 to October 2018.

https://www.8newsnow.com/news/las-vegas-now/the-benefits-of-value-based-healthcare-with-cano-health/

Further, on April 17, 2023, the Company announced that Mr. Solomon Trujillo had been appointed as “Independent” Chairman of the Board and successor to Dr. Hernandez. We are deeply concerned that, rather than appoint a new truly Independent Chairman with healthcare services expertise and the skillsets and experience required to address the Company’s poor corporate governance and lack of transparency, the Company instead installed Mr. Trujillo, a former telecommunications executive with zero healthcare experience. We contend that Mr. Trujillo’s appointment as Chairman represents a further effort to entrench the Board and shield management from effective or thorough oversight. We believe that Mr. Trujillo’s elevation is insulting to Cano’s stockholders and that Mr. Trujillo is far from “independent.” For instance, in 2022, while Cano was in dire financial shape, the Company spent hundreds of thousands of dollars sponsoring a conference organized by L’Attitude, LLC, where Mr. Trujillo serves as Managing Partner.6 It is not clear to us how these sponsorship expenditures provided any significant benefit to Cano and, to our knowledge, none of Cano’s sponsorship payments to Mr. Trujillo’s organization L’Attitude, LLC have been disclosed in the Company’s filings as related-party transactions. Further, Encantos, an education technology company chaired by Mr. Trujillo, received funding in 2022 from Morales Capital, a firm owned by current Cano Board member and Audit Committee Chair, Mr. Angel Morales.

We have serious concerns about how the Board and executive management can properly execute their roles in maintaining objective corporate governance and oversight over Cano’s management given this network of related-party transactions and apparent conflicts of interest. How can Dr. Hernandez effectively oversee COO Mr. Camerlinck and other C-suite management when he is indebted to Mr. Camerlinck and other top current and former executives have guaranteed this debt? How has the Board determined that Mr. Trujillo is “independent” given the large financial expenditures made to entities with which he is affiliated? What other connections and related-party transactions have not been fully disclosed to stockholders and the market? Given the Company’s lack of transparency, failure to publicly disclose the full terms of the Camerlinck Note and significant delay in even attempting to begin correcting these disclosures – and only after facing public pressure – we have lost all faith in the Board’s ability to effectively and objectively oversee the Company and management for the benefit of all stockholders. Instead, it has become clear to us that the current members of the Board have acted to protect their own self-interests and shield management from appropriate stockholder scrutiny.

We Believe the Formation of the Special Committee Constituted a “Shadow Board” to Effectively Shut-Out Directors Who Voiced Concerns

After Mr. Sternlicht raised concerns regarding the Board’s unwillingness to hold Dr. Hernandez accountable or prioritize the best interest of stockholders, at a March 2023 board meeting he indicated that he was contemplating his resignation from the Board. Shortly thereafter, the Board formed the Special Committee, purportedly in response to Mr. Sternlicht’s pending resignation. In addition, to Mr. Sternlicht, other directors who had voiced concerns regarding recent developments, namely Mr. Cooperstone and Dr. Gold, were excluded from the Special Committee. However, instead of focusing on the narrow issue of Mr. Sternlicht’s potential resignation, the Special Committee gave itself overly broad powers in its charter and effectively began operating as a “shadow board” by leading the investigation into Dr. Hernandez’s related-party transactions and whether such transactions had been properly disclosed. Instead of fully informing the rest of the Board of this expanded role, the Special Committee excluded Mr. Cooperstone and Dr. Gold from these discussions and presented its findings and proposed course of action as a fait accompli on March 30, 2023. The Special Committee prevented the Former Directors from discharging their fiduciary duties and effectively participating in the oversight of the Company. Therefore, on March 30, 2023, each of the Former Directors resigned from the Board.

6 See https://lattitude.net/sponsor-experiences/

We Believe the Board is Wielding the Company’s Stockholder-Unfriendly Corporate Governance to Further Entrench Itself and Preclude Stockholders from Taking Action at the Annual Meeting Despite Recent Material Changes

The Company, like many other companies that have gone public via a de-SPAC transaction, has a restrictive corporate governance profile. For instance, the Board has a classified structure, preventing stockholders from effecting a majority change in the composition of the Board at any one annual meeting, and stockholders are prohibited from calling special meetings and filling vacancies on the Board, including from director resignations. The deadline for stockholders to nominate director candidates or bring stockholder proposals under the advance notice provisions of the Bylaws closed on February 15, 2023 – almost a month before the extent of the concerning related-party transactions and stock pledges began to come to light, and more than a month before the current Board members created a “shadow board” that effectively shut out the Former Directors from boardroom deliberations and decision-making on key issues.

We requested that the Board immediately reopen the window for stockholder nominations and proposals given these recent, troubling material developments. The Company never responded to our request, forcing us to commence the Nomination/Proposal Window Litigation. Despite the pending litigation, the Company has elected to call and hold the Annual Meeting on a seemingly accelerated timeline. After previously indicating a potential meeting date of June 28, 2023 to banks and brokers in connection with SEC Rule 14a-13, and just one business day after we filed our complaint with respect to the Nomination/Proposal Window Litigation, the Company has advanced the date of the Annual Meeting to June 15, 2023. We believe this change was in direct response to our litigation and represents an attempt to rush through the Annual Meeting prior to the Court rendering a decision on the Nomination/Proposal Window Litigation.

We have also delivered the Nomination and Proposal Notice to the Company, nominating Joseph Berardo, Jr. and Guy Sansone, two highly qualified, independent director candidates for election at the Annual Meeting and submitting a stockholder proposal to remove Dr. Hernandez as a director for cause. We stand ready to solicit stockholder votes for the Former Directors’ Nominees’ election and the Removal Proposal in the event we are successful in the Nomination/Proposal Window Litigation and the Court orders the Company to reopen the window for stockholder nominations and proposals. We look forward to further introducing stockholders to the Former Directors’ Nominees, who possess the skills and experience critical to putting Cano back on the right path to unlocking its potential value and ensuring that it is run for the benefit of all stockholders.

It Is Time for Accountability at Cano – Stockholders can Send a Clear Message to the Board that Immediate Change is Not Only Desired, But Absolutely Required

For the reasons set for above and while our litigation is pending, we are seeking your support to vote WITHHOLD with respect to the re-election of Dr. Alan Muney and Ms. Kim M. Rivera as directors at the Annual Meeting. By voting WITHHOLD on Dr. Muney and Ms. Rivera’s re-election, we believe you will send a strong message to the Board that stockholders are dissatisfied with the status quo and that meaningful change is required now. The upcoming Annual Meeting will serve as a referendum on the urgent need for new senior leadership at Cano. We urge you to make your voice heard.

In our view, any director who does not receive a majority of the votes cast to support their reelection should listen to Cano’s stockholders and immediately tender his or her resignation to the Board. While the Company has a plurality voting standard, stockholders can demonstrate their complete lack of faith in the current Board and send a clear message that real change is immediately needed through a refreshed Board with truly independent directors, by voting WITHHOLD with respect to the re-election of Dr. Alan Muney and Ms. Kim M. Rivera as directors at the Annual Meeting. We urge all stockholders to make their views known at the Annual Meeting, while there is still time to get Cano back on track.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three classes. The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders. We believe that the terms of two Class II directors are up for election at the Annual Meeting. For the reasons stated above, we are seeking your support at the Annual Meeting to vote WITHHOLD with respect to the election of Dr. Alan Muney and Ms. Kim M. Rivera.

The Company has adopted a plurality vote standard for all elections. According to the Company’s proxy statement, directors will be elected by a plurality of the votes cast by the shares of Common Stock present or represented by proxy at the Annual Meeting. The Company also disclosed that a “withhold” vote with respect to one or more Company Nominee will have no effect on the election of such nominee(s).

Accordingly, even if we are successful in soliciting your support to vote WITHHOLD with respect to the Company Nominees, they will still be elected to the Board provided a quorum is present and at least one “for” vote is received by each such nominee. Therefore the submission of your WITHHOLD vote will have no legal effect in light of the Company’s plurality voting standard governing the election of directors in uncontested elections. However, the Company is required to disclose the voting results from the Annual Meeting, including the total number of “withhold” votes received on this Proposal No. 1. Accordingly, the Former Directors believe that a large negative vote on the election of two of Cano’s incumbent directors would serve as a referendum regardless of the lack of its legal effect.

Furthermore, although a withhold vote will have no direct effect on the election of the Company Nominees at the Annual Meeting, in our view, any director who does not receive a majority of the votes cast to support his or her re-election should listen to Cano’s stockholders and immediately tender his or her resignation to the Board. We believe it would be a violation of proper corporate governance if the Board were to permit the election of Dr. Muney and/or Ms. Rivera in the event either director receives more WITHHOLD votes than votes cast for with respect to his or her election and would constitute a failure of the Board to take Cano’s stockholders’ clear and unambiguous direction into account.

Please note that the Company Nominees are not the nominees of the Former Directors Group and are the nominees of Cano. Because the Company Nominees are not the Former Directors Group’s nominees, they are not participants in this solicitation. We can provide no assurance that any of the Company Nominees will serve as directors if elected. The names, backgrounds and qualifications of the Company Nominees, and other information about them, can be found in the Company’s proxy statement.

WE STRONGLY URGE YOU TO “WITHHOLD” YOUR VOTE FROM THE ELECTION OF DR. ALAN MUNEY AND MS. KIM M. RIVERA ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL 2

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking its stockholders to indicate their support for the Company’s named executive officers’ compensation as described in the Company’s proxy statement. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather addresses the overall compensation of the Company’s named executive officers and the Company’s philosophy, policies and practices relating to their compensation as described in the Company’s proxy statement pursuant to Item 402 of Regulations S-K.

As disclosed in the Company’s proxy statement, Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), generally requires each public company to include in its proxy statement a separate resolution subject to a non-binding stockholder vote to approve the compensation of the Company’s named executive officers, as disclosed in its proxy statement pursuant to Item 402 of Regulation S-K, not less frequently than once every three years. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

The Company has disclosed that it will have a non-binding stockholder vote on a “say-on-pay” proposal or resolution every year, and therefore the next non-binding stockholder vote on a “say-on-pay” proposal or resolution will occur during the 2024 annual meeting of stockholders (the “2024 Annual Meeting”).

As disclosed in the Company’s proxy statement, the say-on-pay resolution is advisory, and therefore will not have any binding legal effect on the Company or the Compensation Committee. However, the Company has disclosed that the Compensation Committee intends to take the results of the vote on this proposal into account in its future decisions regarding the compensation of the Company’s named executive officers.

According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock present or represented by proxy at the Annual Meeting and entitled to vote thereon is required to approve this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “[AGAINST]” THIS PROPOSAL.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT

As discussed in further detail in the Company’s proxy statement, the Board has unanimously approved a proposal to amend the Charter to effect (a) a reverse stock split of authorized, including both issued and outstanding and unissued, (i) Class A Common Stock at a ratio of 1-to-15 and (ii) Class B Common Stock at a ratio of 1-to-15, with the Board having the right to adjust each such ratio, acting in its sole discretion and in the Company’s best interest, down to 1-to-5 or up to 1-to-30, inclusive, and (b) an adjustment to the par value of the Common Stock such that the par value of the respective class equals their current par value divided by the Reverse Split Ratio, without further approval or authorization of the Company’s stockholders, during a period of time not to exceed the 1-year anniversary of the date of the Annual Meeting, subject to the Board’s authority to abandon the Reverse Stock Split at any time or to delay or postpone it.

For additional information regarding the Reverse Stock Split Proposal see the Company’s proxy statement. A copy of the form of Certificate of Amendment relating to the Reverse Stock Split Proposal is attached at Annex A to the Company’s proxy statement.

According to the Company’s proxy statement, the Reverse Stock Split in this proposal requires the affirmative vote from the holders of a majority of the shares entitled to vote thereon. The Company has opted out of the Section 242(b)(2) of the DGCL in its Charter and therefore no separate class vote is required to approve this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE REVERSE STOCK SPLIT PROPOSAL AND INTEND TO VOTE OUR SHARES “[AGAINST]” THIS PROPOSAL ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee has appointed Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023.

According to the Company’s proxy statement, ratification of the Audit Committee’s appointment of Ernst & Young LLP requires affirmative votes from the holders of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote thereon. If the Company’s stockholders do not ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023, the Audit Committee will reconsider the appointment and may affirm the appointment or retain another independent accounting firm. Even if the appointment is ratified, the Audit Committee may in the future replace Ernst & Young LLP as the Company’s independent registered public accounting firm if it is determined that it is in the Company’s best interests to do so.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2023 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Former Directors Group believes that the only outstanding classes of securities of the Company entitled to vote at the Annual Meeting are the Class A Common Stock and the Class B Common Stock.

Shares of Common Stock represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “WITHHOLD” with respect to the election of Dr. Alan Muney and Ms. Kim M. Rivera, “[AGAINST]” the advisory vote on the compensation of the Company’s named executive officers, “[AGAINST]” the Reverse Stock Split Proposal, “FOR” the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2023 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

Please note that the Company Nominees are not the nominees of the Former Directors Group and are the nominees of Cano. The names, backgrounds and qualifications of the Company Nominees, and other information about them, can be found in the Company’s proxy statement. We can provide no assurance that any of the Company Nominees will serve as directors if elected.

ATTENDING THE ANNUAL MEETING VIRTUALLY ON THE INTERNET

According to the Company’s proxy statement, the Annual Meeting will be a virtual meeting conducted virtually via live webcast and can be attended by visiting https://www.cesonlineservices.com/cano23_vm. To attend the Annual Meeting, you must register in advance by going to https://www.cesonlineservices.com/cano23_vm prior to the deadline of June 15, 2023 at 1:00 p.m. (Eastern time). Please have your control number included on your GREEN proxy card or voting instruction card (if your shares are held through a broker or another nominee) available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the Annual Meeting. Requests to register to participate in the Annual Meeting must be received no later than 1:00 p.m. Eastern time on June 15, 2023.

The online Annual Meeting will begin promptly at 1:00 p.m. (Eastern Time). The Company encourages you to access the Annual Meeting 15 minutes prior to the start time to leave ample time for the check in and to ensure that you can hear audio. According to the Company’s proxy statement, technicians will be available to assist you with any technical difficulties you may have accessing the virtual website of the Annual Meeting or during the Annual Meeting. For assistance, please call the technical support telephone number at (917) 262-2373. Technical support will be available 15 minutes prior to the start of the Annual Meeting.

Registered Stockholders

If you are a stockholder of record as of the Record Date, you may attend, vote and ask questions virtually at the Annual Meeting by registering in advance by going to https://www.cesonlineservices.com/cano23_vm prior to the deadline of June 15, 2023 at 1:00 p.m. (Eastern time), then logging in to the virtual meeting platform at https://www.cesonlineservices.com/cano23_vm and providing your control number. This number is included in the notice or on your proxy card.

If you are a stockholder of record, you may vote at the virtual Annual Meeting, or by mail if you wish to vote by proxy on the GREEN proxy card. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the virtual Annual Meeting and vote even if you have already voted by proxy.

•	TO VOTE DURING THE ANNUAL MEETING: To vote during the live webcast of the Annual Meeting, you must first register in advance by going to https://www.cesonlineservices.com/cano23_vm prior to the deadline of June 15, 2023 at 1:00 p.m. (Eastern time), then log into the meeting portal at http://www.cestonlineservices.com/cano23_vm. Upon logging in, you will have access to the Annual Meeting portal where you can submit a question or vote during the Annual Meeting. Stockholders will be able to access the Annual Meeting platform beginning at 12:30 p.m. (Eastern Time) on June 15, 2023 at http://www.cesonlineservices.com/cano23_vm. The Company encourages you to join at least 15 minutes prior to the commencement of the Annual Meeting.

Beneficial Stockholders

According to the Company’s proxy statement, if your hold your position in the Common Stock through a bank, broker or other nominee and would like to join the Annual Meeting and vote or ask a question, you will need to contact your broker, bank or other nominee to obtain a legal proxy form that you must submit when voting online during the Annual Meeting.

In order to vote your shares, please refer to the materials forwarded to you by your broker, bank or other nominee for instructions on how to vote the shares you hold as a beneficial stockholder.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The holders of a majority of the shares of Common Stock issued, outstanding and entitled to vote on any matter shall constitute a quorum for the Annual Meeting. On the Record Date, the Company had 278,925,591 shares of Class A Common Stock and 257,145,729 shares of Class B Common Stock outstanding and entitled to vote with respect to all matters to be acted upon at the Annual Meeting. Therefore, a quorum will be present at the Annual Meeting if at least 268,035,661 shares of Common Stock are present in person or represented by executed proxies timely received by the Company at the Annual Meeting. Shares present virtually during the Annual Meeting will be considered shares of Common Stock represented in person at the Annual Meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will have discretionary authority to vote your shares at the Annual Meeting on the Reverse Stock Split Proposal and the proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2023. In the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares at the Annual Meeting with respect to the election of directors and the advisory vote regarding the compensation of the Company’s named executive officers.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. If you do not provide voting instructions to your broker, your broker will have discretionary authority to vote your shares at the Annual Meeting on the Reverse Stock Split Proposal and the proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023. Accordingly, if you do not provide voting instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted with respect to the proposals on the election of directors and the advisory vote regarding the compensation of the Company’s named executive officers.

VOTES REQUIRED FOR APPROVAL

Election of Class II Directors – According to the Company’s proxy statement, directors are elected by a plurality of the votes cast by the shares of Common Stock present or represented by proxy at the Annual Meeting. This means that the two nominees for director to receive the highest number of votes “FOR” their election will be elected as directors, even if those votes do not constitute a majority of the votes cast. Brokers do not have discretionary voting authority with respect to this proposal. Withheld votes and broker non-votes will have no effect on the outcome of the election of directors.

Non-Binding, Advisory Vote on the Compensation of the Company’s Named Executive Officers – According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock present or represented by proxy at the Annual Meeting and entitled to vote thereon is required to approve the compensation of the Company’s named executive officers for the 2023 fiscal year. You may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on this proposal. Brokers do not have discretionary voting authority with respect to this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Approval of an Amendment to the Certificate of Incorporation of the Company to Effect the Reverse Stock Split – According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock entitled to vote thereon is required to approve the Reverse Stock Split Proposal. You may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on this proposal. Brokers have discretionary voting authority with respect to the Reverse Stock Split Proposal. Abstentions will have the effect of votes cast against the Reverse Stock Split Proposal. The Company has opted out of Section 242(b)(2) of the DGCL in its Charter and therefore no separate class vote is required to approve this proposal.

Ratification of the Appointment of Ernst & Young LLP as the Company’s Independent Registered Public Accounting Firm – According to the Company’s proxy statement, the affirmative vote of a majority of the shares of Common Stock present or represented by proxy at the Annual Meeting and entitled to vote thereon is required to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023. You may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on this proposal. Brokers have discretionary voting authority with respect to this proposal. Abstentions and broker non-votes will have no effect on this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GREEN proxy card without specifying how you would like your shares voted, your shares will be voted “WITHHOLD” with respect to the election of Dr. Alan Muney and Ms. Kim M. Rivera, “[AGAINST]” the advisory vote on the compensation of the Company’s named executive officers, “[AGAINST]” the Reverse Stock Split Proposal, “FOR” the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2023 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a written revocation or a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Former Directors Group in care of HKL at the address set forth on the back cover of this Proxy Statement or to the Secretary of the Company at the Company’s principal executive offices located at 9725 NW 117th Avenue, Miami, Florida 33178 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Former Directors Group in care of HKL at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares issued and entitled to be voted at the Annual Meeting.

IF YOU WISH TO WITHHOLD YOUR VOTE FROM THE ELECTION OF DR. Alan Muney AND MS. Kim M. Rivera TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Former Directors Group. Proxies may be solicited by mail, email, facsimile, telephone, Internet, in person and by advertisements.

The Former Directors Group has entered into an agreement with HKL for solicitation and advisory services in connection with this solicitation, for which HKL will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. HKL will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Former Directors Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Former Directors Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that HKL will employ approximately 25 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Former Directors Group. Costs of this solicitation of proxies are currently estimated to be approximately $[______] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The Former Directors Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $[____]. To the extent legally permissible, if the Former Directors Group is successful in its proxy solicitation, the Former Directors Group intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. The Former Directors Group does not intend to submit the question of such reimbursement to a vote of securityholders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are ITC Rumba, EGGE, EG Advisors, Jaws Equity Owner and the Former Directors. The principal business of ITC Rumba and EGGE is investing in securities. The principal business of EG Advisors is serving as the investment manager of EGGE. The principal occupation of Mr. Cooperstone is serving as the Managing Partner of InTandem Capital, LLC (“InTandem”) and as a Managing Partner of ITC Rumba. The principal business of InTandem is investment activities. The principal occupation of Dr. Gold is serving as Co-Founder and Chairman of Advanced Recovery Systems, LLC and as Co-Managing Member of EG Advisors. The principal business of Jaws Equity Owner is investment activities. The principal occupation of Mr. Sternlicht is serving as Chief Executive Officer of Starwood Capital Group Global LP, a private investment firm.

The principal business address of ITC Rumba, InTandem and Mr. Cooperstone is One Vanderbilt Avenue, Suite 2400, New York, New York 10017. The principal business address of EGGE, EG Advisors and Dr. Gold is 1235 Spanish River Road, Boca Raton, Florida 33432. The principal business address of Advanced Recovery Systems, LLC is One Financial Plaza, 100 SE Third Avenue, Suite 1800 Fort Lauderdale, Florida 33394. The principal business address of Jaws Equity Owner and Mr. Sternlicht is 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139. The principal business address of Starwood Capital Group LP is 2340 Collins Avenue, Miami Beach, FL 33139.

As of the date hereof, ITC Rumba directly beneficially owns 159,780,988 shares of Class B Common Stock. As of the date hereof, Mr. Cooperstone directly beneficially owns 14,825 shares of Class A Common Stock. As the founder and managing partner of ITC Rumba, Mr. Cooperstone may also be deemed to beneficially own the 159,780,988 shares of Class B Common Stock directly owned by ITC Rumba. As of the date hereof, EGGE directly beneficially owns 1,533,085 shares of Class A Common Stock and 1,233,085 shares of Class B Common Stock. As of the date hereof, EG Advisors directly beneficially owns 158,850 shares of Class A Common Stock and 158,850 shares of Class B Common Stock. As the investment manager of EGGE, EG Advisors may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock and the 1,233,085 shares of Class B Common Stock directly owned by EGGE. As of the date hereof, Dr. Gold directly beneficially owns 14,825 shares of Class A Common Stock. As the Co-Managing Member of EG Advisors, Dr. Gold may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock and 1,233,085 shares of Class B Common Stock directly owned by EGGE, and the 158,850 shares of Class A Common Stock and 158,850 shares of Class B Common Stock directly owned by EG Advisors. As of the date hereof, Jaws Equity Owner directly beneficially owns 4,829,829 shares of Class A Common Stock. As of the date hereof, Mr. Sternlicht directly beneficially owns 20,650,795 shares of Class A Common Stock, including 7,844,639 shares of Class A Common Stock issuable upon the exercise of certain warrants purchased in connection with the initial public offering of the securities of Jaws Acquisition Corp. (the “Private Placement Warrants”). As the sole member of Jaws Equity Owner, Mr. Sternlicht may also be deemed to beneficially own the 4,829,829 shares of Class A Common Stock directly owned by Jaws Equity Owner. Each Private Placement Warrant is currently exercisable into one share of Class A Common Stock at a price of $11.50 per share.

Each Participant may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 27,202,209 shares of Class A Common Stock, including 7,844,639 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants, and 161,172,923 shares of Class B Common Stock owned in the aggregate by all of the Participants. Each of the Participants disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

On June 3, 2021, the Company, ITC Rumba, Dr. Gold, Jaws Equity Owner, Mr. Sternlicht, Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”), among others, entered into an Investor Agreement, pursuant to which the Company granted customary indemnification and registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Class A Common Stock and Private Placement Warrants held by ITC Rumba, Dr. Gold, Jaws Equity Owner and Mr. Sternlicht, among others.

Also on June 3, 2021, the Company, ITC Rumba and an affiliate of Mr. Sternlicht, among others, entered into a Tax Receivable Agreement, pursuant to which the Company is required to pay tax savings the Company is deemed to realize in certain circumstances as a result of certain tax attributes to ITC Rumba and an affiliate of Mr. Sternlicht, among others.

On June 3, 2021, the Company, PCIH and the members thereof, including ITC Rumba, EGGE and EG Advisors (collectively, the “Members”), entered into that certain Second Amended and Restated Limited Liability Company Agreement of PCIH (the “PCIH LLC Agreement”). Pursuant to the PCIH LLC Agreement, certain holders of Class A Common Units (as defined in the PCIH LLC Agreement), including ITC Rumba, are permitted to exchange their Class A Common Units for an equal number of Class A Shares of the Company and a corresponding cancellation of an equal number of Class B Shares of the Company, subject to the terms and conditions therein.

On April 2, 2023, ITC Rumba, EGGE, EG Advisors and the Former Directors entered into a Group Agreement (the “Group Agreement”). Pursuant to the terms of the Group Agreement, the parties thereto have agreed, among other things, (i) to form the group for the purpose of working together to enhance stockholder value at the Company and (ii) to the filing, separately or jointly, of Schedule(s) 13D on behalf of each of them with respect to the securities of the Company. The Group Agreement provides, among other things, that any party thereto may terminate his or its rights and obligations (subject to the surviving rights and obligations referred to therein) under the Group Agreement on 24 hours’ written notice to all other parties thereto. The Joint Filing and Solicitation Agreement superseded and replaced the Group Agreement and, accordingly, the Group Agreement is no longer in effect.

On May 18, 2023, the Formers Directors Group and the Former Directors Nominees entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the parties thereto agreed (i) to the separate or joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) to form a group to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the group, to the Board and/or the approval of stockholder proposal(s) at the Annual Meeting, (iii) to work together to enhance shareholder value, and (iv) that each of ITC Rumba (as defined therein) and Mr. Cooperstone, on the one hand, and Mr. Sternlicht and Jaws Equity Owner (as defined therein), on the other hand, shall severally and not jointly pay all pre-approved expenses incurred in connection with the group’s activities, on a pro-rata basis, with ITC Rumba and Mr. Cooperstone paying 90% of such expenses and Mr. Sternlicht and Jaws Equity Owner paying 10% of such expenses, subject to certain exceptions.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which any Participant or any his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Former Directors Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Former Directors Group is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, HKL, at the address set forth on the back cover of this Proxy Statement, or call toll free at (800) 326-5997. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we have not had access to the books and records of the Company to date, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to our knowledge.

This Proxy Statement is dated [________], 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholder proposals pursuant to Rule 14a-8 promulgated under the Exchange Act, for inclusion in the Company’s proxy statement and form of proxy for the Company’s 2024 Annual Meeting, to be held in 2024, must be received by the Company at its principal executive offices at 9725 NW 117th Avenue, Miami, Florida 33178 no later than the close of business on January 22, 2024. The Company also encourages you to submit any such proposals via email to david.armstrong@canohealth.com. Stockholders wishing to make a director nomination or bring a proposal before the 2024 Annual Meeting must provide written notice of such nomination or proposal to the Secretary at the Company’s principal executive offices no later than the close of business on March 17, 2024 and not earlier than the close of business on February 16, 2024, assuming the Company does not change the date of the 2024 Annual Meeting by more than 30 days before or more than 60 days after the anniversary of the Annual Meeting. If the 2024 Annual Meeting is held more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, such notice must be provided no later than the close of business on the later of the 90th day prior to the scheduled date of the 2024 Annual Meeting or the 10th day following the Company’s public announcement of the date of the 2024 Annual Meeting and not earlier than the close of business on the 120th day prior to the scheduled date of the 2024 Annual Meeting. Any stockholder proposal or director nomination must comply with the provisions of the Bylaws and be submitted in writing to the Secretary at the Company’s principal executive offices and by email at david.armstrong@canohealth.com. Additionally, under Rule 14a-4 promulgated under the Exchange Act, if a stockholder fails to notify the Company of a proposal at least 45 days prior to the month and day of mailing of the prior year’s proxy statement, then the Company will be allowed to use its discretionary voting authority when the proposal is raised at the 2024 Annual Meeting, without any discussion of the matter in the proxy statement. To comply with the SEC’s recently adopted universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees for the 2024 Annual Meeting must provide notice that sets forth the information required by Rule 14a-19 promulgated under the Exchange Act no later than April 16, 2024.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2024 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Former Directors Group that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedule attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we have not had access to the books and records of the Company to date, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

________________

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to WITHHOLD on the election of Dr. Alan Muney and Ms. Kim M. Rivera by marking, signing, dating and mailing the enclosed GREEN proxy card promptly.

Elliot Cooperstone Lewis Gold Barry S. Sternlicht _________________, 2023

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

EGGE, LLC

Purchase of Class A Common Stock	300,000	03/17/2022

JAWS EQUITY OWNER 146, LLC

Purchase of Class A Common Stock*	4,900,000	06/03/2021

* These shares of Common Stock were purchased using a margin loan in a brokerage margin account. No balance remains outstanding.

BARRY S. STERNLICHT

Purchase of Private Placement Warrants	7,844,639	07/19/2021
Purchase of Class A Common Stock	12,791,331	07/19/2021

I-1

SCHEDULE II

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 22, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of shares of our Class A common stock and Class B common stock as of April 7, 2023 for:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock and/or Class B common stock;

•	each of our directors and director nominees;

•	each of our NEOs; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership is based on 264,540,495 shares of our Class A common stock and 263,638,069 shares of our Class B common stock outstanding as of April 7, 2023. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days of April 7, 2023. Shares of Class A common stock subject to options or RSUs that are currently exercisable or exercisable or will vest within 60 days of April 7, 2023 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Cano Health, Inc., 9725 NW 117th Avenue, Miami, Florida 33178. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned (1)		% of Total Voting Power (2)
Greater than 5% Holders:	Number	% of Class	Number	% of Class
Shares Subject to the Group Agreement (3)	27,202,209	10.28%	161,172,923	61.13%	35.7%
Barry S. Sternlicht (4)	25,480,624	9.63%	—	—	4.82%
Funds affiliated with Diameter Capital Partners LP (5)	21,620,941	8.17%	—	—	4.09%
The Vanguard Group (6)	16,187,584	6.12%	—	—	3.06%
ITC Rumba, LLC (7)	14,825	*	159,780,988	60.60%	30.25%
JPMorgan Chase & Co. (8)	15,724,437	5.94%	—	—	2.98%
Directors and Executive Officers:
Dr. Marlow Hernandez (9)	3,003,796	1.14%	22,104,622	8.38%	4.75%
Brian D. Koppy	267,408	*	—	—	*
Richard Aguilar (10)	519,080	*	11,560,023	4.38%	2.28%
David Armstrong	185,416	*	874,453	*	*
Mark Novell	29,835	*	—	—	*
Robert Camerlinck (11)	26,195,180	9.90%	17,163,460	6.51%	8.21%
Jacqueline Guichelaar	62,902	*	—	—	—
Angel Morales (12)	62,902	*	6,968,507	2.64%	1.33%
Dr. Alan Muney	62,902	*	—	—	—
Kim M. Rivera	62,902	*	—	—	—
Solomon D. Trujillo (13)	166,633	*	13,680,443	5.18%	2.62%
All Directors and Executive Officers as a Group (11 persons)	31,474,273	11.90%	55,188,048	20.57%	16.41%
* Less than 1%.

(1)	Class B common stock will entitle the holder thereof to 1 vote per share. Subject to the terms of the Second Amended and Restated Limited Liability Company Agreement of Primary Care (ITC) Intermediate Holdings, LLC, the common limited liability company units of Primary Care (ITC) Intermediate Holdings, LLC (the “PCIH Common Units”), together with an equal number of shares of Class B common stock, are exchangeable for either cash, at the election of the Company, or shares of Class A common stock on a 1-for-1 basis.

(2)	Based on 264,540,495 shares of Class A common stock and 263,638,069 shares of Class B common stock issued and outstanding as of April 7, 2023. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under that rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual or entity has the right to acquire within 60 days of April 7, 2023, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each individual or entity has sole voting and investment power, or shares such powers with their spouse, with respect to the shares shown as beneficially owned.

(3)	(i) Barry S. Sternlicht, (ii) ITC Rumba, LLC, (iii) Elliot Cooperstone, the Founder and Managing Partner of ITC Rumba, LLC, (iv) Dr. Lewis Gold, (v) EG Advisors, LLC, which is affiliated with and controlled by Dr. Gold and (vi) EGGE, LLC, which is affiliated with and controlled by Dr. Gold, are parties to the Group Agreement, dated as of April 2, 2023 (the “Group Agreement”). Mr. Sternlicht, Mr. Cooperstone and Dr. Gold are former directors of the Company. As a result, Mr. Sternlicht, Mr. Cooperstone and Dr. Gold and certain of their affiliates may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act that collectively beneficially owns more than 5% of the Company’s outstanding shares of Class A common stock (the “Group”). Assuming full vesting and conversion of any convertible securities held by the Group, the Group beneficially owns approximately 35.7% of the outstanding shares of our common stock, based on 264,540,495 shares of Class A common stock and 263,638,069 shares of Class B common stock outstanding as of April 7, 2023.

(4)	This information is based on a Schedule 13D/A filed with the SEC on April 3, 2023. Mr. Sternlicht is a party to the Group Agreement. Assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on 264,540,495 shares of Class A common stock and 263,638,069 shares of Class B common stock outstanding as of April 7, 2023.

(5)	Represents the aggregate ownership of shares of Class A common stock held by Diameter Master Fund LP; Diameter Dislocation Master Fund LP; and Diameter Dislocation Master Fund II LP. Diameter Capital Partners LP is the investment manager (the “Investment Manager”) of each of Diameter Master Fund LP, Diameter Dislocation Master Fund LP and Diameter Dislocation Master Fund II LP and, therefore, has investment and voting power over the shares of Class A common stock owned by such entities. Scott Goodwin and Jonathan Lewinsohn, as the sole managing members of the general partner of the Investment Manager, make voting and investment decisions on behalf of the Investment Manager. As a result, the Investment Manager, Mr. Goodwin and Mr. Lewinsohn may be deemed to be the beneficial owners of such Class A common stock. Notwithstanding the foregoing, each of Mr. Goodwin and Mr. Lewinsohn disclaim any such beneficial ownership. The business address of Diameter Capital Partners LP is 55 Hudson Yards, 29th Floor, New York, NY 10001.

(6)	The Vanguard Group, Inc. has shared voting power over 273,752 shares of Class A common stock, sole dispositive power over 15,779,667 shares of Class A common stock and shared dispositive power over 407,917 shares of Class A common stock. This information is based on a Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group’s business address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Reported ownership includes shares held by subsidiaries listed in the filing.

(7)	This information is based on Schedule 13D filed with the SEC on April 4, 2023. ITC Rumba, LLC and Elliot Cooperstone, the Founder and Managing Partner of ITC Rumba, LLC, are parties to the Group Agreement. Assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on 264,540,495 shares of Class A common stock and 263,638,069 shares of Class B common stock outstanding as of April 7, 2023. The business address of ITC Rumba, LLC is 444 Madison Avenue, 35th Floor, New York, New York 10022.

(8)	JPMorgan Chase & Co. may be deemed the beneficial owner of 15,724,437 shares of Class A common stock beneficially owned by its subsidiaries, JPMorgan Chase Bank, National Association, J.P. Morgan Alternative Asset Management Inc., J.P. Morgan Investment Management Inc., and 55I, LLC. JPMorgan Chase & Co. has sole voting power over 14,569,373 shares of Class A common stock and sole dispositive power over 15,355,983 shares of Class A common stock. This information is based on a Schedule 13G filed with the SEC on January 9, 2023. The business address of JPMorgan Chase & Co. is 383 Madison Avenue, New York, NY 10179.

(9)	Represents: (1) 2,415,743 shares of Class A common stock and 473,469 public warrants to purchase Class A common stock held by Dr. Hernandez; (2) 13,497,686 shares of Class B common stock held by Hernandez Borrower Holdings, LLC, of which Mr. Hernandez and the Marlow B. Hernandez 2020 Family Trust are the sole members; (3) an option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Stock Purchase and Repayment Agreement (as described below) to acquire 8,536,936 shares of Class B common stock; (4) 70,000 shares of Class B common stock held by Dr. Hernandez; and (5) 67,597 shares of Class A common stock and 46,987 public warrants to purchase Class A common stock held by the Marlow B. Hernandez 2020 Family Trust. On April 5, 2023, Hernandez Borrower Holdings, LLC transferred 8,536,936 shares of Class B common stock (the “Hernandez Transferred Securities”) to Robert Camerlinck, the Company’s COO, pursuant to the Stock Purchase and Repayment Agreement, dated April 5, 2023, by and among Dr. Hernandez, Hernandez Borrower Holdings, LLC, Mr. Camerlinck, and the guarantorsset [sic] forth therein (the “Repayment Agreement”), as repayment and in satisfaction in full of Dr. Hernandez’s obligations under a promissory note owed to Mr. Camerlinck. Dr. Hernandez and Hernandez Borrower Holdings, LLC have the right during the 1-year period following April 5, 2023, subject to the terms and conditions of the Repayment Agreement, to acquire the Hernandez Transferred Securities for a price equal to $3.00 per share of Class B common stock, as adjusted in accordance with the Repayment Agreement. As a result of such option, Dr. Hernandez is including the Hernandez Transferred Securities in the number of shares of Class B common stock beneficially owned by him and Hernandez Borrower Holdings, LLC. Mr. Camerlinck has voting power with respect to the Hernandez Transferred Securities.

(10)	Represents: (1) 422,370 shares of Class A common stock; (2) 46,710 public warrants to purchase Class A common stock; and (3) 675,940 shares of Class B common stock held by Dr. Aguilar. Also consists of 10,884,083 shares of Class B common stock held by Aguilar Borrower Holdings LLC, of which Mr. Aguilar is the sole member. On April 5, 2023, Mr. Aguilar transferred 4,991,807 shares of Class B common stock held by Aguilar Borrower Holdings LLC (the “Aguilar Transferred Securities”) to Mr. Camerlinck pursuant to the Repayment Agreement described in footnote (9) to repay in full the outstanding principal amount owed by Mr. Aguilar as guarantor to Mr. Camerlinck under a promissory note. Mr. Aguilar has the right during the 1-year period following April 5, 2023, subject to the terms and conditions of the Repayment Agreement, to acquire the Aguilar Transferred Securities for a price equal to $3.00 per share of Class B common stock, as adjusted in accordance with the Repayment Agreement. As a result of such option, Dr. Aguilar is including the Aguilar Transferred Securities in the number of shares of Class B common stock beneficially owned by him. Mr. Camerlinck has voting power with respect to the Aguilar Transferred Securities.

(11)	Represents: (1) 23,358,640 shares of Class A common stock; and (2) 2,836,540 shares of Class A common stock and 17,163,460 shares of Class B common stock that were transferred to Mr. Camerlinck on April 5, 2023 from Dr. Hernandez, Hernandez Borrower Holdings, LLC, Mr. Aguilar and the other guarantors set forth in the Repayment Agreement as repayment for and in satisfaction in full of the transferors’ obligations under a promissory note owed to Mr. Camerlinck as described in footnotes (9) and (10).

(12)	Consists of: (1) 62,902 RSUs held by Mr. Morales that have vested or will vest within 60 days of April 7, 2023; and (2) 6,968,507 shares of Class B common stock held by Morales Borrower Holdings LLC. Mr. Morales’s spouse and mother have shared voting and dispositive power with respect to these shares and are therefore the beneficial owners of these shares. Mr. Morales expressly disclaims beneficial ownership as to any of these shares, except to the extent of his pecuniary interest therein.

(13)	Consists of: (1) 166,633 shares of Class A common stock held by Mr. Trujillo; and (2) 13,680,443 shares of Class B common stock held by Trujillo Group, LLC, of which Mr. Trujillo is the sole member.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Former Directors Group your proxy to WITHHOLD your votes from the election of Dr. Alan Muney and Ms. Kim M. Rivera [and in accordance with the Former Directors Group’s recommendations on the other proposals on the agenda for the Annual Meeting by]:

•	SIGNING, DATING and MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GREEN voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact HKL at the address set forth below.

If you have any questions, require assistance in voting your GREEN proxy card,

or need additional copies of the Former Directors Group’s proxy materials,

please contact:

3 Columbus Circle, 15th Floor

New York, NY 10019

Stockholders call toll free at +1 (800) 326-5997

Email: CANO@hklco.com

GREEN PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 22, 2023

CANO HEALTH, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ITC RUMBA, LLC AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF CANO HEALTH, INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints [Elliot Cooperstone], [Lewis Gold], [Barry S. Sternlicht] and [Jordan Kovler], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Cano Health, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Company’s 2023 annual meeting of stockholders scheduled to be held virtually at https://www.cesonlineservices.com/cano23_vm on June 15, 2023, commencing at 1:00 p.m. (Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to ITC Rumba, LLC (together with the other participants in its solicitation, the “Former Directors Group”) a reasonable time before this solicitation.

Each of the proposals included on this GREEN proxy card have been proposed by the Company. None of the proposals included on this GREEN proxy card are conditioned on the approval of any other proposal.

STOCKHOLDERS ARE ADVISED THAT THE COMPANY NOMINEES ARE NOT THE NOMINEES OF THE FORMER DIRECTORS GROUP AND ARE THE NOMINEES OF THE COMPANY. BECAUSE THE COMPANY NOMINEES ARE NOT THE FORMER DIRECTORS GROUP’S NOMINEES, THEY ARE NOT PARTICIPANTS IN THIS SOLICITATION.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “WITHHOLD” WITH RESPECT TO THE ELECTION OF DR. Alan Muney AND MS. Kim M. Rivera, “[AGAINST]” PROPOSAL 2, “[AGAINST]” PROPOSAL 3 AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This proxy will only be valid in connection with the Former Directors Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

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GREEN PROXY CARD

[X] Please mark vote as in this example

THE FORMER DIRECTORS GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “WITHHOLD” WITH RESPECT TO THE ELECTION OF DR. Alan Muney AND MS. Kim M. Rivera.

1.	The Company’s proposal to elect Dr. Alan Muney and Ms. Kim M. Rivera (collectively, the “Company Nominees”) as Class II Directors.

WITHHOLD FROM DR. Alan Muney AND MS. Kim M. Rivera	WITHHOLD FROM ALL COMPANY NOMINEES, EXCEPT NOMINEE WRITTEN BELOW
☐	☐ __________________

THE FORMER DIRECTORS GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers for the 2022 fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE FORMER DIRECTORS GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to vote on the amendment to the Company’s Certificate of Incorporation to effect the Reverse Stock Split.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE FORMER DIRECTORS GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4.

4.	The Company’s proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

___________________________________

(Signature)

___________________________________

(Signature, if held jointly)

___________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

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